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                      ATLAS, PEARLMAN, TROP & BORKSON, P.A.
                     200 East Las Olas Boulevard, Suite 1900
                         Fort Lauderdale, Florida 33301

                               September 22, 1999

VIA EDGAR TRANSMITTAL
---------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: VIRAGEN, INC. (THE "COMPANY") - REGISTRATION STATEMENT ON FORM S-3 - FILE NO. 333-75749

Dear Sir/Madam:

         Reference is made to the above Registration Statement. On behalf of the above Registrant, the Company does hereby withdraw the above Registration Statement. Based on comments received by the Staff, we believe that it will be in the best interest of the Company to withdraw the Registration Statement.

         No resales of any of the securities intended to be resold under such Registration Statement have been made by any person.

                                           Very truly yours,

                                           ATLAS, PEARLMAN, TROP & BORKSON, P.A.

                                           By: /s/ James M. Schneider
                                              ---------------------------------
                                                   James M. Schneider

JMS/bb
cc:      Viragen, Inc.
         Isosceles Fund Limited
         Sara Hanks, Esq.